UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 29

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TERRA INDUSTRIES INC.

(Name of Subject Company (Issuer))

CF INDUSTRIES HOLDINGS, INC.

COMPOSITE ACQUISITION CORPORATION

(Name of Filing Persons (Offerors))

Common Shares, without par value
(Title of Class of Securities)

880915103
(CUSIP Number of Class of Securities)

Douglas C. Barnard
Vice President, General Counsel, and Secretary
4 Parkway North, Suite 400
Deerfield, Illinois 60015
(847) 405-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)

Copies to:
Brian W. Duwe
Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,348,653,805	$92,302.09

(1)

Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 100,757,349 shares of Terra Industries Inc. common stock (the sum of (x) 99,700,706 shares of Terra Industries Inc. common stock outstanding and (y) 1,057,643 shares of Terra Industries Inc. common stock issuable upon the vesting of restricted stock and the conversion of Terra Industries Inc. preferred stock (as reported in Terra Industries Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008), less 1,000 shares of Terra Industries Inc. common stock owned by CF Composite, Inc., a wholly-owned subsidiary of CF Industries Holdings, Inc. and (ii) the average of the high and low sales prices of Terra Industries Inc. common stock as reported on the New York Stock Exchange on February 17, 2009 ($23.31).

(2)	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Act of 1934, as amended, equals $39.30 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $94,900.57	Filing Party: CF Industries Holdings, Inc.
Form or Registration No.: Form S-4 (333-157462) and Schedule TO	Date Filed: February 23, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 29 to Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the statement originally filed on February 23, 2009, as subsequently amended from time to time, by CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), and Composite Acquisition Corporation, a Maryland corporation (“Composite”). This Schedule TO relates to the third party tender offer by CF Holdings, through Composite, to exchange each of the issued and outstanding shares of common stock, without par value, of Terra Industries Inc., a Maryland corporation (“Terra”), for 0.4235 shares of common stock, par value $0.01 per share, of CF Holdings (together with the associated preferred stock purchase rights), upon the terms and conditions set forth in (1) the Offer to Exchange (as defined below) and (2) the related Letter of Transmittal (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”).

CF Holdings filed on April 14, 2009, Amendment No. 1 to its Registration Statement on Form S-4 (file no. 333-157462) relating to the offer and sale of the CF Holdings common stock to be issued to holders of Terra common stock in the Offer.  The terms and conditions of the Offer are set forth in the prospectus/offer to exchange, which is a part of the Registration Statement (as amended, the “Offer to Exchange”), and the related Letter of Transmittal, which are set forth as Exhibit (a)(4) and Exhibit (a)(1)(A) hereto, respectively.

All information contained in the Offer to Exchange and the Letter of Transmittal, and any prospectus supplement or any other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference with respect to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is amended and supplemented to the extent specifically provided herein.

ITEMS 1 AND 4. TERMS OF THE TRANSACTION

Items 1 and 4 of the Schedule TO are hereby amended and supplemented by adding the following:

On August 5, 2009, CF Holdings announced that it had extended the Offer until 5:00 p.m., Eastern time, on Friday, August 21, 2009, unless further extended.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 5(b) of the Schedule TO is hereby amended and supplemented by adding the following:

On July 6, 2009, CF Holdings announced that it filed a certification with the FTC that it had substantially complied with the FTC’s second request in connection with the Offer. Pursuant to the HSR Act, absent the FTC challenging CF Holdings’ substantial compliance with the second request, the premerger waiting period with respect to CF Holdings’ proposed business combination with Terra will expire at 11:59 p.m., Eastern time, on Wednesday, August 5, 2009.

On July 20, 2009, Agrium announced that it had extended the expiration date of its exchange offer for all outstanding shares of CF Holdings common stock until 12:00 midnight, Eastern time, on Wednesday, August 19, 2009.

On August 3, 2009, the CF Holdings board of directors held a meeting, together with management and representatives of its legal advisor, Skadden Arps, and its financial advisors, Morgan Stanley and Rothschild, to discuss CF Holdings’ proposed business combination with Terra.  Following discussions, the CF Holdings board of directors reaffirmed its intent to continue to pursue a business combination with Terra and authorized Mr. Wilson to send a letter to the Terra board of directors on the morning of August 5, 2009, outlining the terms under which CF Holdings would be prepared to enter into a definitive merger agreement with Terra.  The letter read as follows:

August 5, 2009

Board of Directors

Terra Industries Inc.

Terra Centre

600 Fourth Street

P.O. Box 6000

Sioux City, Iowa 51102-6000

Attention:   Henry R. Slack, Chairman of the Board

Michael L. Bennett, President and Chief Executive Officer

Dear Members of the Board:

Last week CF Industries announced very strong results for the second quarter, once again demonstrating the strength of our company and our business model.  We expect that today we will have satisfied the regulatory conditions with respect to our proposed business combination with Terra Industries and will be in a position to close a transaction promptly.  To that end, we are prepared to enter into a merger agreement under which each Terra share would be exchanged for 0.465 of a share of CF Industries.  That exchange ratio represents a premium of 35% over the exchange ratio on January 15, 2009, just prior to when we made our initial offer, and it reflects a premium of 38% over the average exchange ratio for the year prior to that offer.

We also are prepared, following closing of the merger, to return at least $1 billion of cash to the stockholders of the combined company, which likely would be accomplished through open market purchases or a self-tender.  Given the significant increase in our offer, as well as our confidence in the future trading value of our stock, immediately before the merger we would distribute to CF Industries stockholders Contingent Future Shares (“CFs”), as described in the attached term sheet.  The CFs would provide the holders with an opportunity to receive an aggregate of 5 million CF Industries shares should CF Industries shares trade at over $115 per share during a specified period after the closing of the merger.

Through this business combination your stockholders will share in the future upside of the combined company, including $105-135 million of annual operating synergies.  As we have said, we would welcome having a number of your directors on the board of the combined company.  We look forward to Mike Bennett being one of those directors and having him continue to serve in a senior executive capacity, working closely with me to manage the combined company.  Also, we would consider locating some functions of the combined company in the Sioux City area, while preserving the synergies in the transaction.

We are enthusiastic about combining our two companies, and look forward to a favorable response.

Sincerely,

/s/ Stephen R. Wilson
Stephen R. Wilson
Chairman, President and Chief Executive Officer
CF Industries Holdings, Inc.

CFs Term Sheet

Contingent Future Shares (“CFs”)

Summary of Terms

•                                5 million Contingent Future Shares (“CFs”) of CF Industries would be distributed to the stockholders of CF Industries prior to the merger with Terra Industries (the “Merger”)

•                                If, during the Measuring Period (defined below), the average CF closing share price exceeds $115 for any five (5) trading days within any twenty (20) trading day period, the CFs would automatically convert into shares

•                                The Measuring Period is a period starting six (6) months after the Merger and ending twenty-four (24) months after the Merger

•                                The CFs would be publicly traded

•                                The CFs are not expected to be taxable on receipt or upon conversion.  The CFs would be taxable upon sale of the CFs (or the underlying shares following conversion)

****************

On the morning of August 5, 2009, CF Holdings issued a press release reiterating its commitment to the proposed business combination with Terra and containing the text of the above letter.

Also on August 5, 2009, CF Holdings announced that it had extended the Offer until 5:00 p.m., Eastern time, on Friday, August 21, 2009, unless further extended.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(JJ)	CF Holdings press release, dated August 5, 2009 (incorporated by reference to CF Holdings Rule 425 Filing, dated August 5, 2009)

(a)(5)(KK)	CF Holdings letter to employees, dated August 5, 2009 (incorporated by reference to CF Holdings Rule 425 Filing, dated August 5, 2009)

(a)(5)(LL)	CF Holdings investor presentation, dated August 2009 (incorporated by reference to CF Holdings Rule 425 Filing, dated August 5, 2009)

(a)(5)(MM)	Transcript of CF Holdings investor/analyst conference call on August 5, 2009 (incorporated by reference to CF Holdings Rule 425 Filing, dated August 5, 2009)

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CF INDUSTRIES HOLDINGS, INC.

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President, General Counsel, and Secretary

COMPOSITE ACQUISITION CORPORATION

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President and Secretary

Date: August 5, 2009

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Transmittal*
(a)(1)(B)	Form of Notice of Guaranteed Delivery*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Offer to Exchange*
(a)(5)(A)	CF Holdings press release, dated February 23, 2009*
(a)(5)(B)	CF Holdings press release, dated March 9, 2009*
(a)(5)(C)	CF Holdings investor presentation, dated March 9, 2009*
(a)(5)(D)	CF Holdings letter to employees, dated March 9, 2009*
(a)(5)(E)	Current Report on Form 8-K filed by CF Holdings March 11, 2009*
(a)(5)(F)	CF Holdings press release, dated March 12, 2009*
(a)(5)(G)	CF Holdings press release, dated March 20, 2009*
(a)(5)(H)	CF Holdings press release, dated March 23, 2009*
(a)(5)(I)	CF Holdings press release, dated March 23, 2009*
(a)(5)(J)	CF Holdings investor presentation, dated March 23, 2009*
(a)(5)(K)	Transcript of CF Holdings investor/analyst conference call on March 23, 2009*
(a)(5)(L)	CF Holdings letter to employees, dated March 23, 2009*
(a)(5)(M)	CF Holdings press release, dated March 29, 2009*
(a)(5)(N)	CF Holdings investor presentation, dated March 2009*
(a)(5)(O)	CF Holdings meeting materials, dated April 2009*
(a)(5)(P)	CF Holdings letter to stockholders, dated April 9, 2009*
(a)(5)(Q)	CF Holdings press release, dated April 14, 2009*
(a)(5)(R)	CF Holdings investor presentation, dated April 2009*
(a)(5)(S)	CF Holdings press release, dated April 15, 2009*
(a)(5)(T)	CF Holdings press release, dated April 23, 2009*
(a)(5)(U)	CF Holdings press release, dated April 24, 2009*
(a)(5)(V)	CF Holdings press release, dated May 11, 2009*
(a)(5)(W)	CF Holdings press release, dated May 15, 2009*
(a)(5)(X)	CF Holdings investor presentation, dated May 2009*
(a)(5)(Y)	CF Holdings press release, dated May 22, 2009*
(a)(5)(Z)	CF Holdings presentation, dated June 3, 2009*
(a)(5)(AA)	CF Holdings press release, dated June 3, 2009*
(a)(5)(BB)	CF Holdings meeting materials, dated June 2009*
(a)(5)(CC)	CF Holdings press release, dated June 16, 2009*
(a)(5)(DD)	CF Holdings press release, dated June 18, 2009*
(a)(5)(EE)	CF Holdings press release, dated June 22, 2009*
(a)(5)(FF)	CF Holdings investor presentation, dated June 25, 2009*
(a)(5)(GG)	CF Holdings press release, dated July 6, 2009*
(a)(5)(HH)	CF Holdings press release, dated July 27, 2009*
(a)(5)(II)	Transcript of CF Holdings investor/analyst conference call on July 28, 2009*
(a)(5)(JJ)	CF Holdings press release, dated August 5, 2009**
(a)(5)(KK)	CF Holdings letter to employees, dated August 5, 2009***
(a)(5)(LL)	CF Holdings investor presentation, dated August 2009 ****

(a)(5)(MM)	Transcript of CF Holdings investor/analyst conference call on August 5, 2009*****
(d)	Not applicable
(g)	Not applicable
(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters*

*	Previously filed
**	Incorporated by reference to CF Holdings Rule 425 filing on August 5, 2009
***	Incorporated by reference to CF Holdings Rule 425 filing on August 5, 2009
****	Incorporated by reference to CF Holdings Rule 425 filing on August 5, 2009
*****	Incorporated by reference to CF Holdings Rule 425 filing on August 5, 2009